Exro and LAND Update Coil Driver™ Voltage to Create Optimized Powertrain for the Lightweight Electric Mobility Market

•Exro and LAND initially engaged in an agreement to optimize the LAND District motorcycle powertrain with Exro’s 48 V Coil Driver.
•With LAND evolving the District motorcycle design in the validation process, the application now requires a larger drive.
•Exro and LAND are moving forward with the 72 V Coil Driver and are targeting completion by end of Q3 2022.

Calgary, Alberta (December 1, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today an update on the Coil Driver™ voltage for its partnership with LAND Electric Motorcycles (“LAND E-Moto” or “LAND”). LAND selected a higher voltage Coil Driver system for its new District motorcycle design to create a more powerful powertrain for the lightweight electric motorcycles market.

Exro and LAND have agreed to optimize the powertrain for the LAND District motorcycle with Exro’s 48 V Coil Driver. During the validation process LAND advanced the design to accommodate a higher voltage system, which would enable battery swapping for an optimized motorcycle, which in turn, requires a higher voltage Coil Driver. The new Coil Driver offering adds versatility to Exro’s low voltage product offering and enables stronger support for the light electric mobility market.

Exro and LAND remain committed to a long-term partnership and are now moving forward with a 72 V Coil Driver, which requires extending the timelines. The continued development will have both teams working towards the new 72V drive and are targeting completion by end of Q3 2022. Preliminary results off the test bench are promising with the new drive size. The teams are currently determining the best motor and drive combination for this size application to create an optimized powertrain.

“Our long-term partnership with Exro has evolved into a larger goal” said Scott Colosimo, Chief Executive Officer of LAND. “LAND will stay focused on the successful commercialization of the District motorcycle with Exro technology inside our next generation release.”
“Our partnership with LAND continues to present an exciting opportunity for the commercialization of our Coil Driver technology,” said Sue Ozdemir, Chief Executive Officer of Exro. “Although changing to a higher voltage system has required deadline extensions, the opportunity for us to move forward with a 72 V Coil Drive System means that we can deliver an even more robust powertrain system solution to the lightweight electric motorcycles market together. I am proud of the extra efforts made by the Exro engineering team to adapt mid-project to meet our partner’s needs.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver™, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.

For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

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This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
In particular, this news release contains forward-looking statements pertaining to the following:
•Exro’s expectations with respect to its future financial position, technology advancement and its ability to take advantage of future opportunities; and
•Exro’s expectations regarding future sales agreements and/or a joint production arrangement with LAND.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:
•A partnership between LAND and Exro with the intention of commercializing the Coil Driver into production may not realize unless the validation testing is complete and successful; and
•Delays in completion of testing and validation of prototypes for the third quarter of 2022.
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